UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Genelabs Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368706206
(CUSIP Number)

November 30, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

Issuer: Genelabs Technologies, Inc.		CUSIP No.: 368706206

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	Arnhold and S. Bleichroeder Advisers, LLC
	Tax ID # 57-1156902

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

5  SOLE VOTING POWER

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock

6  SHARED VOTING POWER -  0

7  SOLE DISPOSITIVE POWER

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock

8  SHARED DISPOSITIVE POWER - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	4.08%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A

Issuer: Genelabs Technologies, Inc.		CUSIP No.: 368706206


ITEM 1

(a)	Name of Issuer:
	Genelabs Technologies, Inc.


(b)	Address of Issuer's Principal Executive Offices:

	505 Penobscot Drive
	Redwood City, CA  94063

ITEM 2

(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Common Stock


(e)	CUSIP Number: 368706206

SCHEDULE 13G/A

Issuer: Genelabs Technologies, Inc. 		CUSIP No.: 368706206


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer:  Genelabs Technologies, Inc. 		CUSIP No.: 368706206

ITEM 4.	Ownership.

 (a) Amount beneficially owned:

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock


 (b) Percent of class: 4.08%

	*If the warrants were exercised.

 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote:

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock


	(ii) Shared power to vote or to direct the vote  0

	(iii) Sole power to dispose or to direct the disposition of:

	1,811,879 (which includes warrants to purchase 582,578 shares of common stock) shares of common stock


	(iv) Shared power to dispose or to direct the disposition of  0


ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	Arnhold and S. Bleichroeder, LLC (ASB), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940,
	is deemed to be	the beneficial owner of 1,811,879 shares (which
	includes warrants to purchase 582,578 shares of common stock) or 4.08% of the Common Stock believed to be outstanding as a result of acting as investment advisor to various clients. Clients of ASB have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. First Eagle Value in Biotechnology Master Fund, Ltd. ("FEVBM"), a Cayman Islands company for which ASB acts as investment adviser, may be deemed to beneficially own 136,054 of these 1,811,879 shares (of which 136,054 are warrants), which equates to 0.31% of the Common Stock. In the previous Schedule 13G/A , it was reported that, as of October 24, 2008, FEVBM beneficially owned 5.06% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G/A

Issuer: Genelabs Technologies, Inc.			CUSIP No.: 368706206



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		December 5, 2008

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President


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